UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 4)

                         Kestrel Energy, Inc.
                           (Name of Issuer)

                      Common Stock, No par value)
                    (Title of Class of Securities)

                              492545 10 8
                            (CUSIP Number)

                           S. Lee Terry, Jr.
                          Gorsuch Kirgis LLP
                          Tower I, Suite 1000
                         1515 Arapahoe Street
                        Denver, Colorado 80202
                            (303) 376-5000
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 21, 1999
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         CUSIP No. 492545 10 8

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria International Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Western Australia

Number of Shares         7)  Sole Voting Power       1,415,221
Beneficially Owned       8)  Shared Voting Power             0
By Each Reporting        9)  Sole Dispositive Power  1,415,221
Person With             10)  Shares Dispositive
                              Power                          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,415,221

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     19.92%

14)  Type of Reporting Person

     CO

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Southern Australia

Number of Shares         7)  Sole Voting Power       1,415,221
Beneficially Owned       8)  Shared Voting Power             0
By Each Reporting        9)  Sole Dispositive Power  1,415,221
Person With             10)  Shares Dispositive
                              Power                          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,415,221

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     19.92%

14)  Type of Reporting Person

     CO

                          AMENDMENT NO. 4 TO
                             SCHEDULE 13D
                 VICTORIA INTERNATIONAL PETROLEUM N.L.
                        VICTORIA PETROLEUM N.L.


Item 1    Security and Issuer

          No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2    Identity and Background

          (a)  Name:          (1)  Victoria International Petroleum
                                   N.L., a wholly owned subsidiary of
                                   Victoria Petroleum N.L. ("Victoria
                                   International")
                              (2)  Victoria Petroleum N.L., an
                                   Australian public entity ("Victoria
                                   Petroleum")

          (b)  Business       (1)  Level 10, Exchange Plaza
               Address:            2 The Esplanade
                                   Perth, Western Australia 6000
                              (2)  Level 10, Exchange Plaza
                                   2 The Esplanade
                                   Perth, Western Australia 6000

          (c)  Principal
               Business and
               Place of
               Organization:  (1)  Oil and Gas Exploration and
                                   Development
                              (2)  Holding Company and Oil and Gas
                                   Exploration

          (d)  Criminal
               Proceedings:   (1)  None
                              (2)  None

          (e)  Civil
               Proceedings:   (1)  None
                              (2)  None

          (f) Citizenship     (1)  Australia
                              (2)   Australia

DIRECTORS AND OFFICERS OF REPORTING PERSON:

          (a)  Name:          Robert J. Pett

          (b)  Business       Resolute Limited
               Address:       Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth, WA 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian

          (a)  Name:          John T. Kopcheff

          (b)  Business       Victoria Petroleum N.L.
               Address:       Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth, WA 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Managing Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian

          (a)  Name:          Timothy L. Hoops

          (b)  Business
               Address:       Kestrel Energy, Inc.
                              999 18th Street, Suite 2490
                              Denver, Colorado 80202

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   President - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   US

          (a)  Name:          Bernard Wrixon

          (b)  Business
               Address:       Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth, WA 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          Denis Ivan Rakich

          (b)  Business
               Address:       Victoria Petroleum N.L.
                              Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth, WA 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Company Secretary - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian

Item 3.   Source and Amount of Funds or Other Consideration

          On December 21, 1999, Victoria Petroleum N.L. purchased 220,000 Shares for $594,000 as part of an overseas offering by the Issuer under Regulation S of the Securities Act of 1933. The Shares were acquired with working capital.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 1,415,221 Shares of Common Stock (19.92%) beneficially owned.

          (b)  Number of Shares as to which there is sole power to vote
          - 1,415,221; shared power to direct the vote - 0; sole power to direct the disposition - 1,415,221; shared power to direct the disposition - 0.

          (c) On December 21, 1999, the Reporting Person acquired 220,000 Shares for $594,000 pursuant to an offering by the Issuer under Regulation S of the Securities Act of 1933.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VICTORIA INTERNATIONAL
                                   PETROLEUM N.L.


Date: February 9, 2000             By:/s/Denis I. Rakich
                                      Denis I. Rakich
                                      Company Secretary

                                   VICTORIA PETROLEUM N.L.


Date: February 9, 2000            By:/s/Denis I. Rakich
                                      Denis I. Rakich
                                      Company Secretary


                               APPENDIX

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )

                        TPEX Exploration, Inc.
                           (Name of Issuer)

                      Common Stock, No par value)
                    (Title of Class of Securities)

                              872619 20 0
                            (CUSIP Number)

                      Timothy L. Hoops, President
                      Victoria Exploration, Inc.
                        999 18th Street, #1100
                        Denver, Colorado 80202
                             303/295-1962
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             June 1, 1992
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Exploration, Inc.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     AF, PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Colorado

Number of Shares         7)  Sole Voting Power       173,650
Beneficially Owned       8)  Shared Voting Power             0
By Each Reporting        9)  Sole Dispositive Power  173,650
Person With             10)  Shares Dispositive
                              Power                          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     173,650

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     40.0%

14)  Type of Reporting Person

     CO
                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Petroleum, N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     AF, PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Western Australia

Number of Shares         7)  Sole Voting Power       173,650
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  173,650
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     173,650

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     40.0%

14)  Type of Reporting Person

     OO


                             SCHEDULE 13D
                      VICTORIA EXPLORATION, INC.
                       VICTORIA PETROLEUM, N.L.


Item 1    Security and Issuer
          (a)  Common Stock, No par value
          (b)  TPEX Exploration, Inc.
               999 18th Street, Suite 1100
               Denver, Colorado 80202

Item 2    Identity and Background

          (a) (1) Victoria Exploration, Inc., a Colorado corporation, a wholly owned subsidiary of Victoria Petroleum, N.L.
               (2) Victoria Petroleum, N.L., an Australian public entity
          (b)  (1)  999 18th Street, Suite 1100, Denver, Colorado 80202
               (2) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
          (c)  (1)  Oil and Gas Exploration and Development
               (2)  Holding Company and Oil and Gas
                    Exploration
          (d)  None
          (e)  None
          (f)  Not Applicable

Item 3.   Source and Amount of Funds or Other Consideration
          The issuer gave a $600,000 note which is convertible into 40% of the outstanding common stock of the issuer (the "Note") to Victoria Exploration, Inc. ("Victoria") in exchange for certain oil and gas properties owned by Victoria

Item 4.   Purpose of Transaction
          See answer to Item 3 above.
          (a) The conversion of the Note into shares would result in direct ownership of 173,650 shares (after accounting for a 50 for 1 reverse stock split effective June 10, 1992 of the issuer's no par value common stock) by Victoria which would, after any necessary anti-dilative adjustments, be 40% of the outstanding common stock of the issuer.
          (b)  None
          (c)  None
          (d) Pursuant to the Purchase and Sale Agreement between the issuer and Victoria for the transaction described in
               Item 3 above, the issuer expanded its Board of Directors to five positions, caused the appointment of Robert J. Pett and Timothy L. Hoops as directors, accepted the resignation of T. Scott Martin as a director and will use its best efforts to secure a new independent outside director to complete the five member Board. The issuer also accepted the resignation of T. Scott Martin as President and Elizabeth M. Licht as Secretary, who were replaced by Timothy L. Hoops and Robert J. Pett, respectively.
          (e)  None
          (f)  None
          (g) On June 10, 1992, the issuer declared a 50-for-1 reverse stock split which was approved by the shareholders of the issuer at its annual meeting of shareholders held on February 28, 1992. Concurrent with the split, the issuer filed an amendment to its Articles of Incorporation to reduce the number of authorized shares from 20 million to 2 million shares of common stock.
          (h)  None
          (i)  None
          (j)  None

Item 5.   Interest in Securities of the Issuer
          (a) Victoria has the right to acquire 173,650 shares (40%) upon conversion of the Note.
          (b)  (i) 173,650; (ii) -0-; (iii) 173,650; (iv) -0-
          (c) On June 1, 1992, the issuer gave a $600,000 promissory note convertible into 40% of its outstanding stock to Victoria Exploration, Inc. in exchange for certain oil and gas properties.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Deed of Guaranty by Victoria Petroleum, N.L. attached hereto as Exhibit A.

Item 7.   Material to be filed as Exhibits
          Purchase and Sale Agreement between Victoria Exploration, Inc. and TPEX Exploration, Inc. dated June 1, 1992 attached hereto as Exhibit B..

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 1992               VICTORIA EXPLORATION, INC.


                                   By:/s/Robert J. Pett
                                      Its President

Date:  June 10, 1992               VICTORIA PETROLEUM, N.L.


                                   By:/s/ Robert J. Pett
                                      Its Secretary



                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                        TPEX Exploration, Inc.
                           (Name of Issuer)

                      Common Stock, No Par Value)
                    (Title of Class of Securities)

                              872619 20 0
                            (CUSIP Number)

                      Timothy L. Hoops, President
                      Victoria Exploration, Inc.
                        999 18th Street, #1100
                        Denver, Colorado 80202
                             303/295-1962
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             March 2, 1994
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Exploration, Inc.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     AF, PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Colorado

Number of Shares         7)  Sole Voting Power       380,913
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  380,913
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     380,913

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     53.4%

14)  Type of Reporting Person

     CO
                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria International Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     AF, PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     South Australia

Number of Shares         7)  Sole Voting Power       380,913
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  380,913
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     380,913

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     53.4%

14)  Type of Reporting Person

     CO
                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Petroleum, N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     AF, PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Western Australia

Number of Shares         7)  Sole Voting Power       380,913
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  380,913
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     380,913

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     53.4%

14)  Type of Reporting Person

     OO



                          AMENDMENT NO. 1 TO
                           SCHEDULE 13D FOR
                      VICTORIA EXPLORATION, INC.
                 VICTORIA INTERNATIONAL PETROLEUM N.L.
                        VICTORIA PETROLEUM N.L.


Item 1    Security and Issuer
          (a)  Common Stock, No par value
          (b)  TPEX Exploration, Inc.
               999 18th Street, Suite 1100
               Denver, Colorado 80202

Item 2    Identity and Background

          (a) (1) Victoria Exploration, Inc., a Colorado corporation, a wholly owned subsidiary of Victoria International Petroleum N.L.
               (2) Victoria International Petroleum N.L., a wholly owned subsidiary of Victoria Petroleum, N.L.
               (3) Victoria Petroleum N.L., an Australian public entity
          (b)  (1)  999 18th Street, Suite 1100, Denver, Colorado 80202
               (2) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
               (3) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
          (c)  (1)  Oil and Gas Exploration and Development
               (2)  Oil and Gas Exploration and Development
               (3)  Holding Company and Oil and Gas
                    Exploration
          (d)  None
          (e)  None
          (f)  Not Applicable

Item 3.   Source and Amount of Funds or Other Consideration
          The Issuer issued 207,263 shares of restricted stock to Victoria Exploration, Inc. ("Victoria") on January 1, 1994, subject to ratification by the shareholders of the Issuer, which ratification was obtained on March 2, 1994, in exchange for the surrender of $466,343 in indebtedness to Victoria pursuant to a Promissory Note (the "Note"). The Note was originally issued to Victoria in exchange for certain oil and gas properties owned by Victoria

Item 4.   Purpose of Transaction
          See answer to Item 3 above.

          The Issuer and Victoria International Petroleum N.L. ("VIP") have entered into negotiations regarding the exchange of all of the outstanding shares of Victoria Exploration, Inc. (Victoria), a wholly owned subsidiary of VIP, for shares of Issuer stock. Pursuant to the arrangement as presently contemplated, VIP would receive 709,108 unregistered shares of Issuer common stock and options to acquire up to an additional 1,285,353 shares under the terms described below. The transaction is subject to execution of a definitive agreement, approval of VIP shareholders and receipt by the Issuer of an independent business opinion.

          For purposes of the transaction, the 709,108 Issuer shares are valued at $2.25 per share for a total value of $1,595,494. The options would be granted to VIP in consideration for certain undeveloped properties owned by Victoria which the Issuer has agreed to develop. These options would have a $.01 exercise price but would vest only to the extent the non-producing properties are successfully developed into proved producing properties by June 30, 1997. The vesting formula would be based on cash received by option properties, less cash used to develop the option properties, plus 60% of the reclassified present value discounted by 10%, divided by $3.00 per share. The option properties will be evaluated annually to determine the number of options vested to VIP.

Item 5.   Interest in Securities of the Issuer
          (a)  Victoria beneficially owns 380,913 shares (53.4%)
          (b)  (i) 380,913; (ii) -0-; (iii) 380,913; (iv) -0-
          (c) On December 31, 1994, the Board of Directors authorized the exchange on January 1, 1994 of 207,263 restricted shares of the Company's no par value Common Stock for $466,343 in indebtedness owed to Victoria. Because the shares have issued in a private, unregistered transaction, they may not be publicly resold by Victoria or its successors in interest until after the shares have been held for two years and then only in accordance with the provisions of Securities Act Rule 144.
               Victoria has agreed not to remove the restrictions imposed by the federal securities laws, on the transferability of the shares, by registration or otherwise, for a period of two years. The exchange rate for the transaction was approximately $2.25 per share. As a result of the transaction, on January 1, 1994, Victoria owned 380,913 shares, or 59% (53.4% fully diluted) of the outstanding Common Stock. The remaining amount of debt owned to Victoria after the transaction amounts to approximately $600,000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Deed of Guaranty by Victoria Petroleum, N.L. filed as Exhibit A to Schedule 13D dated June 1, 1992 and incorporated by reference herein.

Item 7.   Material to be filed as Exhibits
          Purchase and Sale Agreement between Victoria Exploration, Inc. and TPEX Exploration, Inc. dated June 1, 1992 filed as Exhibit B to Schedule 13D dated June 1, 1992 and incorporated herein by reference herein.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VICTORIA EXPLORATION, INC.


Date:  May 31, 1994                By:/s/John T. Kopcheff
                                      John T. Kopcheff
                                      Vice President

                                   VICTORIA INTERNATIONAL
                                   PETROLEUM N.L.


Date:  May 31, 1994                By:/s/ John T. Kopcheff
                                      John T. Kopcheff
                                      Managing Director

                                   VICTORIA PETROLEUM N.L.


Date:  May 31, 1994                By:/s/ John T. Kopcheff
                                      John T. Kopcheff
                                      Managing Director



                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)

                        TPEX Exploration, Inc.
                           (Name of Issuer)

                      Common Stock, No Par Value)
                    (Title of Class of Securities)

                              872619 20 0
                            (CUSIP Number)

                      Timothy L. Hoops, President
                      Victoria Exploration, Inc.
                        999 18th Street, #1100
                        Denver, Colorado 80202
                             303/295-1962
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             May 20, 1994
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Exploration, Inc.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Colorado

Number of Shares         7)  Sole Voting Power       0
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  0
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     0%

14)  Type of Reporting Person

     CO
                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria International Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     South Australia

Number of Shares         7)  Sole Voting Power       1,090,021
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  1,090,021
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,090,021

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     80.71%

14)  Type of Reporting Person

     CO
                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Western Australia

Number of Shares         7)  Sole Voting Power       1,090,021
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  1,090,021
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,090,021

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     80.71%

14)  Type of Reporting Person

     CO



                          AMENDMENT NO. 2 TO
                           SCHEDULE 13D FOR
                      VICTORIA EXPLORATION, INC.
                 VICTORIA INTERNATIONAL PETROLEUM N.L.
                        VICTORIA PETROLEUM N.L.


Item 1    Security and Issuer
          (a)  Common Stock, No par value
          (b)  TPEX Exploration, Inc.
               999 18th Street, Suite 1100
               Denver, Colorado 80202

Item 2    Identity and Background

          (a)  (1)  Victoria Exploration, Inc., a Colorado corporation
               (2)  Victoria International Petroleum N.L., a wholly
                    owned subsidiary of Victoria Petroleum N.L.
               (3) Victoria Petroleum N.L., an Australian public entity
          (b)  (1)  999 18th Street, Suite 1100, Denver, Colorado 80202
               (2) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
               (3) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
          (c)  (1)  Oil and Gas Exploration and Development
               (2)  Oil and Gas Exploration and Development
               (3)  Holding Company and Oil and Gas
                    Exploration
          (d)  None
          (e)  None
          (f)  (1)  Colorado
               (2)  Australia
               (3)  Australia

Item 3.   Source and Amount of Funds or Other Consideration
          Pursuant to a certain Agreement for Exchange of Stock dated May 3, 1994 between the Issuer and Victoria International Petroleum N.L., an Australian corporation ("VIP"), VIP acquired 709,108 shares of Issuer Common Stock (subject to the terms described below) in exchange for all of the issued and outstanding shares of Victoria Exploration, Inc., a Colorado corporation ("VicX"). VicX which was at the time of the transaction a wholly owned subsidiary of VIP became a wholly owned subsidiary of the Issuer. Shares of Issuer Common Stock formerly beneficially owned by VicX were transferred to VIP as part of a corporate reorganization.

          For purposes of the transaction, the 709,108 Issuer shares were valued at $2.25 per share for a total value of $1,595,494. The options were granted to VIP in consideration for certain undeveloped properties owned by VicX which the Issuer has agreed to develop. These options have a $.01 exercise price but vest only to the extent the non-producing properties are successfully developed into proved producing properties by June 30, 1997. The vesting formula is based on cash received by option properties, less cash used to develop the option properties, plus 60% of the reclassified present value discounted by 10%, divided by $3.00 per share. The option properties will be evaluated annually to determine the number of options vested to VIP.

          The transaction was approved by the shareholders of VIP on May 20, 1994 and is expected to close on or before June 30, 1994.

Item 4.   Purpose of Transaction
          See answer to Item 3 above.

Item 5.   Interest in Securities of the Issuer
          (a)  (1)  VicX beneficially owns no shares.
               (2)  VIP beneficially owns 1,090,021 shares (80.71%)
               (3)  Victoria Petroleum beneficially owns 1,090,021
               shares (80.71%)
          (b)  (1)  (i) -0-; (ii) -0-; (iii) -0-; (iv) -0-
               (2)  (i) 1,090,021; (ii) -0-; (iii) 1,090,021; (iv) -0-.
               (3)  (i) 1,090,021; (ii) -0-; (iii) 1,090,021; (iv) -0-.
           (c) The Issuer issued 207,263 shares of restricted stock to VicX on January 1, 1994, subject to ratification by the shareholders of the Issuer, which ratification was obtained on March 2, 1994, in exchange for the surrender of $466,343 in indebtedness owed to Victoria pursuant to a Promissory Note (the "Note"). The Note was originally issued to VicX in exchange for certain oil and gas properties owned by VicX . The shares were issued in a private, unregistered transaction. The exchange rate for the transaction was approximately $2.25 per share. As a result of that transaction, on January 1, 1994, Victoria owned 380,913 shares, or 59% (53.4% fully diluted) of the outstanding Common Stock. The remaining amount of debt owed to Victoria after the transaction was approximately $600,000.

               Shares of Issuer Common Stock beneficially owned by VicX were transferred to VIP as part of a corporate reorganization.

               Pursuant to the Agreement for Exchange of Stock dated May 3, 1994 between the Issuer and VIP, VIP acquired 709,108 shares of Issuer Common Stock and options to acquire up to an additional 1,285,383 shares of Issuer Common Stock as described in Item 3 above.
          (d)  Not applicable.
          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Deed of Guaranty by Victoria Petroleum, N.L. filed as Exhibit A to Schedule 13D dated June 1, 1992 and incorporated by reference herein.

          Agreement for Exchange of Stock dated May 3, 1994 described in Item 3 above and filed as Exhibit A hereto.

Item 7.   Material to be filed as Exhibits
          Purchase and Sale Agreement between Victoria Exploration, Inc. and TPEX Exploration, Inc. dated June 1, 1992 filed as Exhibit B to Schedule 13D dated June 1, 1992 and incorporated herein by reference.

          Agreement for Exchange of Stock dated May 3, 1994 described in Item 3 above and filed as Exhibit A hereto.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VICTORIA EXPLORATION, INC.


Date:  May 31, 1994                By:/s/John T. Kopcheff
                                      John T. Kopcheff
                                      Vice President

                                   VICTORIA INTERNATIONAL
                                   PETROLEUM N.L.


Date:  May 31, 1994                By:/s/ John T. Kopcheff
                                      John T. Kopcheff
                                      Managing Director

                                   VICTORIA PETROLEUM N.L.


Date:  May 31, 1994                By:/s/ John T. Kopcheff
                                      John T. Kopcheff
                                      Managing Director

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                        TPEX Exploration, Inc.
                           (Name of Issuer)

                      Common Stock, No Par Value)
                    (Title of Class of Securities)

                              872619 20 0
                            (CUSIP Number)

                           S. Lee Terry, Jr.
                         Gorsuch Kirgis L.L.C.
                         1401 17th St., #1100
                           Denver, CO 80202
                             303/299-8913
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           November 3, 1994
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria International Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     South Australia

Number of Shares         7)  Sole Voting Power       1,165,021
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  1,165,021
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,165,021

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     56.5%

14)  Type of Reporting Person

     CO
                             SCHEDULE 13D

CUSIP No. 872619 20 0

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Victoria Petroleum N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[X]

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Western Australia

Number of Shares         7)  Sole Voting Power       1,165,021
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  1,165,021
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,165,021

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     56.5%

14)  Type of Reporting Person

     CO



                          AMENDMENT NO. 3 TO
                           SCHEDULE 13D FOR
                 VICTORIA INTERNATIONAL PETROLEUM N.L.
                        VICTORIA PETROLEUM N.L.


Item 1    Security and Issuer
          (a)  Common Stock, No Par Value (the "Shares")
          (b)  TPEX Exploration, Inc.
               999 18th Street, Suite 1100
               Denver, Colorado 80202

Item 2    Identity and Background

          (a) (1) Victoria International Petroleum N.L., a wholly owned subsidiary of Victoria Petroleum N.L. ("Victoria International")
               (2) Victoria Petroleum N.L., an Australian public entity ("Victoria Petroleum")
          (b) (1) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
               (2) c/o Goodhurst, 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000
          (c)  (1)  Oil and Gas Exploration and Development
               (2)  Holding Company and Oil and Gas Exploration
          (d)  None
          (e)  None
          (f)  (1)  Australia
               (2)  Australia

Item 3.   Source and Amount of Funds or Other Consideration
          Cash on Hand

Item 4.   Purpose of Transaction
          The Issuer sold 75,000 Shares of restricted stock to Victoria International Petroleum N.L. for $187,500 as part of an overseas offering by the Issuer under Regulation S of the Securities Act of 1933. The total offering was for 500,000 shares.

Item 5.   Interest in Securities of the Issuer
          (a) (1) Victoria International beneficially owns 1,165,021 shares (56.5%)
               (2) Victoria Petroleum N.L. beneficially owns 1,165,021 shares (56.5%)
          (b)  (1)  (i) 1,165,021; (ii) -0-; (iii) 1,165,021; (iv) -0-.
               (2)  (i) 1,165,021; (ii) -0-; (iii) 1,165,021; (iv) -0-.
          (c)  Not applicable.
          (d)  Not applicable.
          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Pursuant to a certain Agreement for Exchange of Stock dated May 3, 1994 between the Issuer and Victoria International, Victoria International acquired options to acquire 1,285,383 Shares which vest only the extent the non-producing properties are successfully developed into proved producing properties by June 30, 1997.

Item 7.   Material to be filed as Exhibits
          Agreement for Exchange of Stock dated May 3, 1994 described filed as Exhibit A to Schedule 13D dated May 20, 1994 and incorporated herein by reference.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VICTORIA INTERNATIONAL
                                   PETROLEUM N.L.


Date:  November ___, 1994          By:/s/ John T. Kopcheff
                                      John T. Kopcheff
                                      Managing Director

                                   VICTORIA PETROLEUM N.L.


Date:  November ___, 1994          By:/s/ John T. Kopcheff
                                      John T. Kopcheff
                                      Managing Director